UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number 001-04777

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

MATTEL, INC. PERSONAL INVESTMENT PLAN

MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MATTEL, INC.

333 Continental Boulevard

El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

INDEX TO REPORT AND FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or have been filed directly with the Department of Labor as part of the Master Trust filing.

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the

Mattel, Inc. Personal Investment Plan and the

Mattel, Inc. Hourly Employee Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits for each of the plans, the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Employee Personal Investment Plan (collectively the “Plans”), present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PRICEWATERHOUSECOOPERS, LLP

Los Angeles, California

June 25, 2003

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	December 31, 2002
	PIP	Hourly PIP
ASSETS
Investment in Master Trust (Note 7)	$442,716,000	$566,000

Receivables:
Employer contributions	509,000	3,000
Employee contributions	572,000	4,000
Interest and dividends	123,000	—

Total receivables	1,204,000	7,000

Total assets	443,920,000	573,000

LIABILITIES
Accrued expenses	71,000	—

Total liabilities	71,000	—

Net assets available for benefits	$443,849,000	$573,000

	December 31, 2001
	PIP	Hourly PIP
ASSETS
Investment in Master Trust (Note 7)	$472,284,000	$368,000

Receivables:
Employer contributions	588,000	2,000
Employee contributions	576,000	2,000
Interest and dividends	137,000	—

Total receivables	1,301,000	4,000

Total assets	473,585,000	372,000

LIABILITIES
Overdraft of clearing account	514,000	2,000
Accrued expenses	79,000	—

Total liabilities	593,000	2,000

Net assets available for benefits	$472,992,000	$370,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2002

	PIP	Hourly PIP
Additions in net assets attributed to:
Investment income (loss):
Interest	$11,496,000	$12,000
Dividends	1,633,000	1,000
Net depreciation in fair value of investments	(44,703,000)	(93,000)

Total investment loss	(31,574,000)	(80,000)

Contributions:
Employer	17,753,000	105,000
Employee	22,715,000	124,000

Total contributions	40,468,000	229,000

Total additions	8,894,000	149,000

Deductions from net assets attributed to:
Benefits paid to participants	(37,378,000)	(89,000)
Administrative expenses	(516,000)	—

Total deductions	(37,894,000)	(89,000)

Net increase (decrease) before transfer of assets	(29,000,000)	60,000
Transfer of assets between the Plans	(143,000)	143,000

Net increase (decrease)	(29,143,000)	203,000
Net assets available for benefits:
Beginning of year	472,992,000	370,000

End of year	$443,849,000	$573,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2001

	PIP	Hourly PIP
Additions in net assets attributed to:
Investment income (loss):
Interest	$10,958,000	$6,000
Dividends	2,138,000	—
Net appreciation (depreciation) in fair value of investments	(18,957,000)	25,000

Total investment income (loss)	(5,861,000)	31,000

Contributions:
Employer	16,229,000	50,000
Employee	18,885,000	50,000

Total contributions	35,114,000	100,000

Total additions	29,253,000	131,000

Deductions from net assets attributed to:
Benefits paid to participants	(37,166,000)	(81,000)
Administrative expenses	(137,000)	(14,000)

Total deductions	(37,303,000)	(95,000)

Net increase (decrease) before transfer of assets	(8,050,000)	36,000
Transfer of assets due to plan merger (Note 1)	14,001,000	180,000

Net increase	5,951,000	216,000
Net assets available for benefits:
Beginning of year	467,041,000	154,000

End of year	$472,992,000	$370,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.    General Description of the Plans

Mattel, Inc. (the “Company”) maintains two separate savings plans, the assets of which are held in the Mattel, Inc. Personal Investment Plan Master Trust (the “Master Trust”). The following description of the Mattel, Inc. Personal Investment Plan (the “PIP”) and the Mattel, Inc. Hourly Employee Personal Investment Plan (the “Hourly PIP”, and collectively the “Plans”) is provided for general information only. Participants should refer to the respective plan documents for a more complete description of specific plan provisions.

General

The PIP, established November 1, 1983, is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries. The Hourly PIP, established July 1, 1996, is a similar type of savings plan that covers certain non-union hourly employees of the Company and its subsidiaries. The Master Trust was established on July 1, 1996 to coincide with the creation of the Hourly PIP.

The Plans are sponsored by the Company under the direction of the Pension Committee of its Board of Directors. The Plans’ assets were held by The Northern Trust Company (“Northern Trust”) through September 4, 2001 and by Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”) from September 5, 2001 to December 31, 2002. Effective September 4, 2001, the Plans’ assets were transferred from Northern Trust to Wells Fargo as approved by the Pension Committee.

Effective October 1, 2001, the accounts maintained under The Pleasant Company Retirement Savings Plan and Trust for salaried employees of The Pleasant Company and the accounts maintained under such plan for hourly-paid employees of The Pleasant Company were transferred to and merged into the PIP and the Hourly PIP, respectively. In connection with the account transfer, all assets of The Pleasant Company Retirement Savings Plan and Trust were transferred to the Master Trust.

Contributions

For PIP participants, excluding participants who are employees of Fisher-Price, Inc. and The Pleasant Company, the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the PIP. For all PIP participants, the Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. PIP participants who are not classified as “highly compensated employees” under the Internal Revenue Code can contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. PIP participants who are classified as “highly compensated employees” can contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    General Description of the Plans (Continued)

Contributions (Continued)

Prior to January 1, 2002, for Hourly PIP participants, excluding participants who were employees of The Pleasant Company, the Company made automatic contributions of one percent of compensation, regardless of participants’ ages or whether the participants elected to personally contribute to the Hourly PIP. The Company made matching contributions equal to 25 percent of the first six percent of compensation contributed by such participants during their first five years of service. The Company’s matching contribution percentages increased to 30 percent and 40 percent for such participants with six to ten years of service and greater than ten years of service, respectively. Participants could contribute up to an additional 6 to 14 percent of compensation based on work location, with no matching contributions by the Company.

Effective January 1, 2002, for Hourly PIP participants, excluding participants who are employees of The Pleasant Company, the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the Hourly PIP. The Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. Participants can contribute up to an additional 74 percent of compensation, with no matching contributions by the Company.

For Hourly PIP participants who are employees of The Pleasant Company, the Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by such participants. From October 1, 2001 to December 31, 2001, such participants could contribute up to an additional 14 percent of compensation, with no matching contributions by the Company. Effective January 1, 2002, such participants can contribute up to an additional 74 percent of compensation, with no matching contributions by the Company.

All contributions made to the Plans are subject to annual limitations imposed by the Internal Revenue Code.

PIP and Hourly PIP participants are able to direct all contributions into one or more of 13 separate investment funds: a stable asset fund, a large cap equity value fund, a large cap equity growth fund, a Wilshire 5000 equity index fund, a S&P 500 equity index fund, a Russell 2000 equity index fund, a small cap equity value fund, a small cap equity growth fund, an international equity fund, a global equity fund, a Mattel stock fund, an intermediate-term bond index fund, and a long-term US government bond fund. Participants can invest a maximum of 50 percent of total contributions in the Mattel stock fund. In addition, participants cannot transfer more than 50 percent of their account balance to the Mattel stock fund.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    General Description of the Plans (Continued)

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. Participants who terminate due to retirement at or after the age of 65, permanent and total disability, or death become fully vested in the balances of their accounts.

Participant Loans Receivable

Participants can borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 or 50 percent of the vested balance of their account. Loan terms typically range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted and is fixed for the duration of the loan. As of December 31, 2002, interest rates on loans outstanding ranged from five percent to eleven percent. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plans’ earnings. Allocations of the Company’s contributions are based on the fund percentages the participants choose to allocate their contributions. Allocations of the Plans’ earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Participants are entitled to the vested balance of their account. Terminated participants’ nonvested balances are forfeited and used to reduce Company contributions in the future.

Payment of Benefits

Participants or beneficiaries of participants who terminate due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account. Participants who terminate at or after age 55 with at least 5 years of service, in addition to the right to receive a lump-sum payment, are allowed to receive payment in installments over a period of 5, 10 or 15 years; participants can receive the payments on a monthly, quarterly, or annual basis. Participants can withdraw the vested balance of their account before retirement in limited circumstances and subject to restrictions of the Plans.

Expenses of the Plans

Prior to September 4, 2001, expenses of the Plans were paid by the Company. Effective September 5, 2001, investment manager expenses are allocated to the fund shares and paid by the Plans, with all other expenses paid by the Company. Expenses paid by the Company were nominal for the years ended December 31, 2002 and 2001.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared using the accrual basis of accounting.

Valuation of Investments

Investments in the large cap equity value fund, large cap equity growth fund, Wilshire 5000 equity index fund, S&P 500 equity index fund, Russell 2000 equity index fund, small cap equity value fund, small cap equity growth fund, international equity fund, global equity fund, Mattel stock fund, intermediate-term bond index fund, and long-term US government bond fund are stated at fair value using quoted market prices. Investments in the stable asset fund, which holds primarily guaranteed investment contracts, are valued at contract value. Contract value represents the purchase price of guaranteed investment contracts, plus interest at the contract rate, less administrative expenses charged by the insurance companies. No reserves exist for the contract values due to potential credit risk of the insurance companies or otherwise. The average yield and average crediting interest rates equaled approximately five percent and six percent for 2002 and 2001, respectively. These interest rates are reviewed on a quarterly basis for resetting, as applicable, and are determined based on the requirements of each specific contract. In addition, minimum crediting interest rates and liquidity guarantee limitations, if any, are determined based on the requirements of each specific contract. Participant loans receivable are stated at cost, which approximates fair value.

Contributions

Participants’ contributions are recorded in the period in which the Company makes the payroll deductions from compensation. Company contributions are recorded in the period corresponding with the participants’ contributions. Participant rollover contributions are recorded as Employee Contributions in the financial statements.

Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on an accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded in the period in which the benefit payments occur.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Reconciliation of the Financial Statements to Form 5500

There were no reconciling items in the net assets available for benefits or benefits paid to participants for the Plans between the financial statements and the respective Forms 5500 for the years ended December 31, 2002 and 2001.

4.    Tax Status of the Plans

The Company has received determination letters from the Internal Revenue Service dated October 18, 2002, that confirmed the qualified and tax-exempt status of the Plans. Therefore, no provision for federal or state income tax has been included in the Plans’ financial statements. The Plans have been amended since receiving the determination letters; however, the Company and the Plans’ tax counsel believe the Plans are designed and are currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

5.    Related-Party Transactions

The Plans had transactions in the common stock of the Company and Wells Fargo, and mutual funds managed by Wells Fargo. The Company also pays certain expenses of the Plans. The Company and Wells Fargo are deemed parties-in-interest. As such, these transactions are with a party-in-interest for which a statutory exemption exists.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

6.    Plan Termination

The Company anticipates the Plans will continue without interruption, but reserves the right to discontinue the Plans. In the event such discontinuance results in the termination of the Plans, participants will become 100 percent vested in their accounts.

7.    Investment in Master Trust

The Plans’ assets are held in the Master Trust and the assets of the Master Trust are held by the Trustee. Each participating Plan has a specific interest in the Master Trust. Assets of the Master Trust are allocated to the participating Plans according to the elections of participants within each Plan. As of December 31, 2002 and 2001, the PIP’s interest in the investments in the Master Trust equaled approximately 99.87 percent and 99.92 percent, respectively. As of December 31, 2002 and 2001, the Hourly PIP’s interest in the investments in the Master Trust equaled approximately 0.13 percent and 0.08 percent, respectively. Investment income of the Master Trust was allocated based upon each Plan’s interest within each of the investment funds held by the Master Trust.

As of December 31, 2002 and 2001, the value of investments held in the Master Trust equaled the following:

	December 31, 2002
	PIP		Hourly PIP		Total
Stable Asset Fund	$188,472,000	*	$282,000	*	$188,754,000
S&P 500 Equity Index Fund	65,835,000	*	186,000	*	66,021,000
Large Cap Equity Value Fund	58,204,000	*	5,000		58,209,000
Mattel Stock Fund	44,679,000	*	20,000		44,699,000
Global Equity Fund	13,208,000		5,000		13,213,000
Intermediate-Term Bond Index Fund	17,838,000		26,000		17,864,000
Small Cap Equity Growth Fund	11,147,000		5,000		11,152,000
Russell 2000 Equity Index Fund	4,793,000		8,000		4,801,000
Small Cap Equity Value Fund	9,894,000		5,000		9,899,000
Large Cap Equity Growth Fund	4,347,000		3,000		4,350,000
Long-Term US Government Bond Fund	10,812,000		4,000		10,816,000
International Equity Fund	3,132,000		10,000		3,142,000
Wilshire 5000 Equity Index Fund	1,592,000		2,000		1,594,000
Participant Loans	8,370,000		5,000		8,375,000
Clearing Account	393,000		—		393,000

Total investments	$442,716,000		$566,000		$443,282,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.    Investment in Master Trust (Continued)

	December 31, 2001
	PIP		Hourly PIP		Total
Stable Asset Fund	$170,696,000	*	$134,000	*	$170,830,000
S&P 500 Equity Index Fund	95,047,000	*	178,000	*	95,225,000
Large Cap Equity Value Fund	89,171,000	*	3,000		89,174,000
Mattel Stock Fund	45,481,000	*	12,000		45,493,000
Global Equity Fund	18,091,000		3,000		18,094,000
Intermediate-Term Bond Index Fund	16,217,000		10,000		16,227,000
Small Cap Equity Growth Fund	13,786,000		3,000		13,789,000
Russell 2000 Equity Index Fund	5,896,000		9,000		5,905,000
Small Cap Equity Value Fund	3,184,000		—		3,184,000
Large Cap Equity Growth Fund	2,059,000		—		2,059,000
Long-Term US Government Bond Fund	1,479,000		—		1,479,000
International Equity Fund	1,268,000		9,000		1,277,000
Wilshire 5000 Equity Index Fund	741,000		—		741,000
Participant Loans	9,168,000		7,000		9,175,000

Total investments	$472,284,000		$368,000		$472,652,000

*	Investment balance represents five percent or more of the Plan’s net assets available for benefits.

During 2002 and 2001, investment income (loss) of the Master Trust equaled the following:

	December 31, 2002
	PIP	Hourly PIP	Total
Investment income (loss):
Interest and dividends	$13,129,000	$13,000	$13,142,000
Net depreciation	(44,703,000)	(93,000)	(44,796,000)

Total	$(31,574,000)	$(80,000)	$(31,654,000)

	December 31, 2001
	PIP	Hourly PIP	Total
Investment income (loss):
Interest and dividends	$13,096,000	$6,000	$13,102,000
Net (depreciation) appreciation	(18,957,000)	25,000	(18,932,000)

Total	$(5,861,000)	$31,000	$(5,830,000)

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.    Investment in Master Trust (Continued)

During 2002 and 2001, the Plans’ investments, including realized gains and losses on investments sold and unrealized gains and losses on investments held, depreciated in value by $44,796,000 and $18,932,000, respectively, as follows:

	December 31, 2002
	PIP	Hourly PIP	Total
Mutual funds	$(8,252,000)	$(15,000)	$(8,267,000)
Common and commingled trust funds	(19,797,000)	(78,000)	(19,875,000)
Common stock	(16,654,000)	—	(16,654,000)

Net depreciation in fair value of investments	$(44,703,000)	$(93,000)	$(44,796,000)

	December 31, 2001
	PIP	Hourly PIP	Total
Mutual funds	$(13,957,000)	$4,000	$(13,953,000)
Common and commingled trust funds	(9,851,000)	19,000	(9,832,000)
Common stock	4,851,000	2,000	4,853,000

Net (depreciation) appreciation in fair value of investments	$(18,957,000)	$25,000	$(18,932,000)

The Company has directed the Trustee to invest any excess cash balances in The Wells Fargo Short-term Investment Fund, which is a diversified portfolio of short-term investment securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MATTEL, INC. PERSONAL INVESTMENT PLAN MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN (Name of Plans)

Date: As of June 27, 2003	By:	/s/ WILLIAM STAVRO
William Stavro Senior Vice President and Treasurer Mattel, Inc.